February 1, 2010

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Ecologix Resource Group, Inc.
Form 8-K for Item 4.01
File No.: 333-148664

Dear Ms. Dicker:

We received your letter of January 26, 2010, containing comments prepared by the Staff of the Securities and Exchange Commissions, which pertain to the Form 8-K for Item 4.01, and we hereby submit the following responses to the numbered comments.

Form 8-K Filed January 22, 2010

1.
We see that your former auditor is Weinberg & Associates LLC. That firm does not appear to be registered with the PCAOB. Please tell us how your Form 10-K for fiscal 2008 that contains the audit report of Weinberg & Associates LLC complies with the requirements of Article 8 of Regulation S-X and Section 102 of the Sarbanes-Oxley Act.

Our Form 10-K complies with the requirements of Article 8 of Regulatin S-X and Section 102 of the Sarbanes-Oxley Act, in that the reports are signed as Allan Weinberg, CPA.  Mr. Weinberg is registered with the PCOAB under that name.

2.
Please amend your Form 8-K to present the representations about the audit report of your former auditor on fiscal 2008 that are required by Item 304(a)(I)(ii) of Regulation S-K. Please tell us whether fiscal 2007 was audited by a different accountant and if you filed a Form 8-K for the change in accountant.

We have amended the Form 8-K to present the representations about the audit report of your former auditor on fiscal 2008 that are required by Item 304(a)(I)(ii) of Regulation S-K.  Fiscal 2007 was NOT audited by a different accountant, but was done by Allen Weinberg, CPA.

3.
Please amend to present the representations required by Item 304(a)(1)(iv) and Item 304(a)(1){v) of Regulation S-K for fiscal 2008 and for the interim period from January 1, 2009 thru January 15, 2010.

We have amended the filing to represent the present the representations required by Item 304(a)(1)(iv) and Item 304(a)(1){v) of Regulation S-K for fiscal 2008 and for the interim period from January 1, 2009 thru January 15, 2010

4.	Include, as an exhibit to the amendment, a letter from your former auditors addressing the revised disclosures.

We have annexed as an exhibit to the amended 8-K/A, a letter from our former auditors addressing the revised disclosures.

This letter responds to all comments contained in your letter of January 26, 2010.

Notwithstanding, the comments of the Commission, we acknowledge that:

▪      The company is responsible for the adequacy and accuracy of the disclosure in the filings.
▪      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪      The company may not assert staff comments as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/
Jason Fine,
President